Exhibit 99.1

(Incorporated in the Cayman Islands with limited liability)

(AIM Code: HCM)

15 March 2016

Dear Shareholder

The Annual General Meeting (the “AGM”) of Hutchison China MediTech Limited (the “Company”) will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 27 April 2016 at 10:00 am in accordance with the formal notice convening the AGM as set out on pages 5 to 8.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take, please consult your stockbroker, bank manager, solicitor, accountant, or other independent professional.

The purpose of this letter is to provide you with information on the resolutions to be proposed for consideration, and if thought fit, approval of the shareholders of the Company (the “Shareholders”) at the AGM.

AGM RESOLUTIONS

1. Audited Accounts

Shareholders are asked to consider and adopt the statement of audited accounts of the Company for the year ended 31 December 2015 (the “Audited Accounts”).

2. Re-election of Directors

Pursuant to article 91(1) of the articles of association, Mr Simon To, Mr Christian Hogg, Mr Christian Salbaing, Ms Edith Shih, Mr Christopher Nash, Mr Michael Howell and Professor Christopher Huang will retire by rotation at the AGM and, being eligible, will offer themselves for re-election.

Mr Salbaing and Ms Shih have served as Non-executive Directors and Mr Nash, Mr Howell and Professor Huang have served as Independent Non-executive Directors of the Company for more than nine years. Notwithstanding the length of their service, Mr Salbaing and Ms Shih continue to demonstrate their commitment to fulfilling their role as Non-executive Directors, providing direction on Company strategy and assisting generally on business operation and liaising with the majority shareholder. Similarly, Mr Nash, Mr Howell and Professor Huang satisfy the independence factors set out in Code Provision B.1.1 of the UK Corporate Governance Code except for the length of their service. They are not involved in the daily management of the Company nor in any relationships or circumstances which might possibly interfere with their exercise of independent judgment. In addition, they continue to demonstrate the attributes of Independent Non-executive Directors and there is no evidence that their tenure has had any adverse impact on their independence.

The board of directors of the Company (the “Board”) is of the opinion that Mr Nash, Mr Howell and Professor Huang remain independent in judgment and character, notwithstanding the length of their service. The Board believes that the knowledge and experience of the Group’s business and the general business acumen of Mr Salbaing, Ms Shih, Mr Nash, Mr Howell and Professor Huang continue to generate significant contribution to the Company and the Shareholders as a whole. Accordingly, Shareholders are asked to consider their re-election as directors of the Company.

3. Re-appointment of Auditor

The auditor PricewaterhouseCoopers has indicated its willingness to continue in office as the auditor of the Company (the “Auditor”) until the next AGM. Accordingly, Shareholders are asked to consider the re-appointment of the Auditor and to authorise the Board to fix the Auditor’s remuneration.

4(A). Authority to Allot Shares

The purpose of Resolution 4(A) is to renew the power of the Board to issue and allot new shares of the Company (the “Shares”).

As detailed in its announcements on 16 October 2015, 13 November 2015, 11 February 2016, 1 March 2016 and 4 March 2016, the Company intends to pursue a potential issuance of new Shares in connection with a potential listing of American depositary shares representing such Shares on the Nasdaq Stock Market (the “Equity Raise”). At the Company’s extraordinary general meeting held on 10 November 2015, the Board was authorised pursuant to an ordinary resolution to allot Shares with an aggregate nominal amount not exceeding US$18,485,632 and was further empowered pursuant to a special resolution to allot these Shares without first offering them to existing Shareholders. The authority and power conferred by these resolutions was granted in connection with the Equity Raise only and for no other purpose and will expire at the conclusion of the AGM. As of the date of this letter, the Equity Raise has not yet taken place and so the Board wishes to renew the authority and power conferred by these resolutions.

Shareholders and potential investors should note that the Equity Raise may or may not proceed, and accordingly are advised to exercise caution when dealing in the securities of the Company.

In accordance with the latest guidelines issued by the Investment Association (“IA”) on directors’ authority to allot shares, the authority in Resolution 4(A) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to a nominal amount of US$18,466,882, which is equivalent to less than one-third of the total issued ordinary share capital of the Company as at 7 March 2016 (being the latest practicable date prior to publication of this letter) and at such date is also the full amount of the Company’s authorised but unissued share capital. Subject to the passing of Resolution 4(B), this general authority may be utilised to allot Shares in connection with the Equity Raise on a non-pre-emptive basis.

There are no present plans to allot new Shares other than in connection with the Equity Raise. However, the Board considers it desirable to obtain the maximum flexibility as permitted by the IA guidelines to enable allotments to take place to finance business opportunities. For the avoidance of doubt, the Board may not necessarily allot the maximum aggregate nominal amount of Shares authorised pursuant to Resolution 4(A) for the purposes of the Equity Raise or otherwise.

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2017 and the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held.

4(B). Disapplication of Pre-emption Rights

If the Board wishes to allot new Shares and other equity securities for cash (other than in connection with an employee share scheme), article 12(4) of the articles of association requires that these Shares are offered first to the Shareholders, in proportion to their existing holdings.

The Board consider it desirable to have the maximum flexibility permitted by the IA guidelines and the Pre-emption Group’s Statement of Principles to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing Shareholders. This cannot be done under article 12(4) of the articles of association unless the Shareholders have first waived their pre-emption rights.

The purpose of Resolution 4(B) is to authorise directors to allot new Shares, pursuant to the authority given by Resolution 4(A), for cash (a) in connection with a pre-emptive offer; and/or (b) for the purposes of the Equity Raise (including, for the avoidance of doubt, any overallotment in connection therewith) without first offering them to existing Shareholders; and/or (c) otherwise up to a nominal amount of US$2,826,655, equivalent to approximately five per cent of the total issued ordinary share capital of the Company as at 7 March 2016 (being the latest practicable date prior to publication of this letter).

This authority will expire as with the general authority in Resolution 4(A) (being at the end of the next annual general meeting due to be held in 2017 and the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held).

4(C). Authority to Purchase and Repurchase Shares

Shareholders are asked to consider granting the Board with authority as set out in the resolution to purchase or repurchase the securities of the Company that are or may be listed on AIM, including any form of depositary interests representing the right to receive such Shares issued by the Company.

DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours for a 14-day period immediately preceding the AGM and at the AGM:

•              the Memorandum and Articles of Association of the Company;

•              the pro-forma Audited Accounts; and

•              the register of Directors’ interests in the Shares and the service agreements between the Company and the Directors.

ACTION TO BE TAKEN

Enclosed with this letter is a form of proxy relating to the resolutions to be proposed at the AGM (the “Proxy Form”). If you do not intend to, or might not, attend the AGM in person or by a duly authorised representative, please complete, sign and return the Proxy Form as soon as possible in accordance with the instructions printed thereon. The Proxy Form should be returned to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the AGM.

ATTENDANCE AT THE MEETING

Completion and return of the Proxy Form will not prevent you from attending and voting at the AGM (in person, or by a different proxy appointed by a new form of appointment lodged in accordance with the instructions given on the enclosed Proxy Form, or by a duly authorised representative), if you so wish. You may be asked to supply relevant identification in order to ascertain your identity.

RECOMMENDATION

The Board unanimously believes that the proposals described in this letter are in the best interests of the Company and the Shareholders as a whole. They therefore recommend that the Shareholders vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman

(Incorporated in the Cayman Islands with limited liability)

(AIM Code: HCM)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of Shareholders of the Company will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 27 April 2016 at 10:00 am for the following purposes:

1.               To consider and adopt the statement of audited accounts and the reports of the directors and independent auditor for the year ended 31 December 2015.

2.                To re-elect Mr Simon To, Mr Christian Hogg, Mr Christian Salbaing, Ms Edith Shih, Mr Christopher Nash, Mr Michael Howell and Professor Christopher Huang, each of whom retires by rotation, as directors of the Company.

3.                To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration.

4.                  (A)                  To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)          subject to paragraphs (b) and (c) of this resolution and in accordance with the articles of association of the Company (the “Articles”), the exercise by the board of directors of the Company (the “Board”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)            the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Board during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period; and

(c)          the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (a) of this resolution shall not exceed an aggregate nominal amount of US$18,466,882.”

(B)            To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period for cash pursuant to the authority conferred by Resolution 4(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to:

(a)            the allotment of Equity Shares in connection with an offer (whether by way of a Rights Issue (as defined below), open offer or otherwise) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange;

(b)          to the extent the authority and power granted to the Board at the Company’s extraordinary general meeting held on 10 November 2015 has not been utilised in full, the allotment of Equity Shares in connection with the Equity Raise (as defined below); and

(c)           the allotment of Equity Shares for cash (otherwise than pursuant to paragraphs (a) and (b) of this resolution) up to an aggregate nominal amount of US$2,826,655.”

(C)          To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)            subject to paragraph (b) of this resolution, the exercise by the Board of all the powers of the Company to purchase or repurchase on AIM, a market regulated by the London Stock Exchange on which the securities of the Company are traded and recognised for this purpose, Shares (including any form of depositary interests representing the right to receive such Shares issued by the Company) and the exercise by the Board of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the AIM Rules for Companies, during the Relevant Period, be and are hereby generally and unconditionally approved (save that the Company may enter into a contract to purchase Shares before this authority expires under which such purchase will or may be completed or executed wholly or partly after this authority expires and may make a purchase of Shares pursuant to any such contract as if this authority had not expired); and

(b)            the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 5% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly.”

For the purposes of Resolutions 4(A), 4(B) and 4(C),

“Equity Raise” means the potential issuance of new Shares in connection with a potential listing of American depositary shares representing such Shares on the Nasdaq Stock Market;

“Relevant Period” means the period from the passing of the resolution until whichever is the earliest of:

(i)                 the conclusion of the next annual general meeting of the Company;

(ii)            the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held; and

(iii)         the revocation or variation of the authority given under the resolution by an ordinary resolution or a special resolution in the case of Resolution 4(B) of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Board to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

The register of members of the Company will be closed from 26 April 2016 to 27 April 2016, both days inclusive.

By Order of the Board

Edith Shih

Director and Company Secretary

15 March 2016

Registered Office:

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Notes:

1.                  In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited of Queensway House, Hilgrove Street, St. Helier, Jersey, Channel Islands JE1 1ES no later than 4:00 pm on Monday, 25 April 2016.

2.                    Subject to notes 3 and 7 below, only members are entitled to attend and vote at the meeting.

3.                   A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and, on a poll, vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers   of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.                  A form of proxy is enclosed. When appointing more than one proxy, complete a separate proxy form in relation to each appointment. Additional proxy forms may be obtained by contacting Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom or the proxy form may  be photocopied. State clearly on each proxy form the number of shares in relation to which the proxy is appointed.

5.                    To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the meeting.

6.                    At the meeting, the chairman of the meeting will exercise his power under article 69 of the Articles of Association of the Company to put each of the resolutions to the vote by way of a poll.

7.                  In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which   it is signed) must be delivered to the offices of the Custodian, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours before the time fixed for the meeting or any adjourned meeting.

8.                   A member which is a corporation may authorise one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.